Trading Symbol (TSX-V: ANZ) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687 3520 Fax: 1-888-889-4874 www.alianzaminerals.com

July 11, 2019	NR 19-11

Phase I Work Program Completed at Haldane Silver Property

●	Trenching completed at newly identified Bighorn Anomaly
●	Follow-up drilling in August, 2019

Alianza Minerals Ltd. (TSX-V: ANZ) (“Alianza” or the “Company”) reports that phase I of the 2019 field program has been completed at the Haldane Property, a high-grade silver target in the historic Keno Hill Mining District of Yukon Territory. This phase of the program consisted of soil geochemical sampling, mapping and trenching and was completed to help refine targets for drilling in August. The 8,579 hectare Haldane Property is located 25 km west of Keno City, YT in the western portion of the Keno Hill Silver District.

“We are pleased with our progress in 2019,” stated Jason Weber, P.Geo, president and CEO of Alianza. “New targets such as the Bighorn anomaly and the extensions of known target areas such as the Ross and Mt. Haldane Veins System targets are our primary focus in preparation for drilling later this summer. The information from the first phase this summer will help prioritize drilling for the second phase program.”

The 2019 phase I program targeted three main areas: the newly identified Bighorn and Ross anomalies and the Mt Haldane Vein System (MHVS). Trenching was completed at the Bighorn and MHVS areas, with three trenches totaling 153 metres excavated at the Bighorn Anomaly and one new trench (West Fault Road trench) completed at the MHVS. Eighty-seven grab and chip samples and 8 soil samples were collected from trenches.

Additional soil geochemical sampling was also completed west of the Bighorn Anomaly and several lines of in-fill soil samples were collected at the MHVS where prior sampling widely-spaced or incomplete. A total of 409 soils were collected.

The analytical results, in conjunction with geological and structural mapping completed during the program, will be used to target drilling for the phase II program slated for August, 2019. Analytical results are expected to be received by late July.

About Alianza Minerals Ltd.

Alianza employs a hybrid business model of joint venture funding and self-funded projects to maximize opportunity for exploration success. The Company currently has gold, silver and base metal projects in Yukon Territory, British Columbia, Nevada and Peru. Alianza currently has four projects optioned out in Nevada and Yukon Territory, and is actively exploring on two others. Alianza’s current partners include Hochschild Mining PLC and Coeur Mining, Inc.

The Company has 81.2 million shares issued and outstanding and is listed on the TSX Venture Exchange under the symbol “ANZ” and trades on the OTC market in the US under the symbol TARSF.

Mr. Jason Weber, P.Geo., President and CEO of Alianza Minerals Ltd. is a Qualified Person as defined by National Instrument 43-101. Mr. Weber supervised the preparation of the technical information contained in this release.

For further information, contact:

Jason Weber, President and CEO

Sandrine Lam, Shareholder Communications

Tel:  (604) 687-3520

Fax: (888) 889-4874

Renmark Financial Communications Inc.

Melanie Barbeau: mbarbeau@renmarkfinancial.com

Tel: (416) 644-2020 or (514) 939-3989

www.renmarkfinancial.com

To learn more visit: www.alianzaminerals.com

NEITHER THE TSX VENTURE EXCHANGE NOR ITS REGULATION SERVICES PROVIDER (AS THAT TERM IS DEFINED IN THE POLICIES OF THE TSX VENTURE EXCHANGE) ACCEPTS RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE. STATEMENTS IN THIS NEWS RELEASE, OTHER THAN PURELY HISTORICAL INFORMATION, INCLUDING STATEMENTS RELATING TO THE COMPANY'S FUTURE PLANS AND OBJECTIVES OR EXPECTED RESULTS, MAY INCLUDE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS ARE BASED ON NUMEROUS ASSUMPTIONS AND ARE SUBJECT TO ALL OF THE RISKS AND UNCERTAINTIES INHERENT IN RESOURCE EXPLORATION AND DEVELOPMENT. AS A RESULT, ACTUAL RESULTS MAY VARY MATERIALLY FROM THOSE DESCRIBED IN THE FORWARD-LOOKING STATEMENTS.